Att
8-24

04019904

C M
8/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanmi Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Wilshire Blvd., Suite 2000
(No. and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Eul Hyung Choi 213-368-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee & Park Co.
(Name – *if individual, state last, first, middle name*)

3550 Wilshire Blvd., Suite 738 (Address) Los Angeles (City) CA (State) 90010 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2004
THOMSON
FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanmi Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me

this 26th (Date) day of February (Month), 2004 (Year), by

(1) Eul Hyung Choi
Name of Signer(s)

(2) ______________________
Name of Signer(s)

MARIA EDMONDS
Commission # 1410183
Notary Public - California
Los Angeles County
My Comm. Expires May 7, 2007

Maria Edmonds
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

____

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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LEE & PARK CO.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the accompanying statement of financial condition of Hanmi Securities, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanmi Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Hanmi Securities, Inc. will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's recurring losses from operations, decrease in revenue and the substantial amount of accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 10. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 and 1(a) is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial

3550 Wilshire Boulevard, Suite 738, Los Angeles, California 90010
Telephone 213. 385. 7906 Facsimile 213. 385. 7561

statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lee & Park Co.

February 26, 2004

HANMI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CURRENT ASSETS	
Cash	$ 224,150
Receivables from brokers or dealers	104,173
Receivables from non-customers (Note 3)	430,420
Total current assets	758,743
PROPI Office Equipment	123,612
Machine and equipment	182,692
Furniture and fixtures	92,622
Leasehold improvement	27,438
Total property and equipment	426,364
	(311,006)
Less: Accumulated depreciation	
Net property and equipment	115,358
	144,060
OTHER ASSETS (Note 4)	
	$ 1,018,161

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Payroll tax payable	$ 88,229
Note Payable (Note 5)	123,666
Accrued expenses and other current liabilities	98,852
Total current liabilities	310,747
LONG TERM LIABILITIES	
Good faith deposit payable (Note 6)	15,000
Total long term liabilities	15,000
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, 10,000 authorized; 1,200 shares issued and outstanding	1,200
Additional paid-in capital	1,848,800
Retained earnings	(1,157,586)
Total stockholder's equity	692,414
	$ 1,018,161

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE		
Commissions and fees	$	2,129,241
Interest		18,974
Others		97,759
TOTAL REVENUE		2,245,974
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Commissions		525,352
Execution expense		217,705
Salaries and employee benefits		778,584
Rent		190,822
Others		533,453
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		2,245,916
OPERATING INCOME		58
INVESTMENT LOSS		(36,300)
NET LOSS BEFORE PROVISION FOR INCOME TAX		(36,242)
PROVISION FOR INCOME TAX (Note 7)		2,100
NET LOSS	$	(38,342)
ACCUMULATED DEFICIT, Beginning of the year		(1,119,244)
ACCUMULATED DEFICIT, End of the year	$	(1,157,586)

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common stock	Additional paid-in	Accumulated deficit	Total
Balance at December 31, 2002	$ 1,000	$ 1,749,000	$ (1,119,244)	$ 630,756
Net loss			(38,342)	(38,342)
Issuance of Common stock	200	99,800		100,000
Balance at December 31, 2003	$ 1,200	$ 1,848,800	$ (1,157,586)	$ 692,414

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(38,342)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		44,667
Loss on the sale of securities available for sale		36,300
Changes in operating assets and liabilities		
Receivables from brokers or dealers		34,476
Receivables from non-customers		(254,213)
Prepaid expense		581
Other assets		(538)
Payroll tax payable		38,075
Accrued expenses and other current liabilities		13,652
Good faith deposit payable		(15,000)
Net cash used in operating activities		(140,342)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceed from the sales of securities		263,700
Acquisition of property and equipment		(4,383)
Net cash provided by investing activities		259,317
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of note payable		(19,860)
Proceed from the issue of common stock		100,000
Net cash provided by financing activities		80,140
NET INCREASE IN CASH	$	199,115
CASH, Beginning of year		25,035
CASH, End of year	$	224,150

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	1,519
Interest expense	$	7,930

See accompanying notes to financial statements.

HANMI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common stock	Additional paid-in	Accumulated deficit	Total
Balance at December 31, 2002	$ 1,000	$ 1,749,000	$ (1,119,244)	$ 630,756
Net loss			(38,342)	(38,342)
Issuance of Common stock	200	99,800		100,000
Balance at December 31, 2003	$ 1,200	$ 1,848,800	$ (1,157,586)	$ 692,414

See accompanying notes to financial statements.

Schedule 1

Investor protection. Market integrity. NASD

FOCUS

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Part IIA
17a-5(a) Quarterly
December 2003

User Id: ChoiE | HANMI SECURITIES, INC. | Firm Id: 2551

- Draft
- Cover
- Assets
- Liabilities
- Income
- Exemptive Provision
- Net Capital
- Scheduled Withdrawals
- Statement of Changes

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 692,414
2. Deduct ownership equity not allowable for Net Capital — -
3. Total ownership equity qualified for Net Capital — 692,414
4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**

   B. **Other (deductions) or allowable credits (List)**

   [3525A] [3525B]
   [3525C] [3525D]
   [3525E] [3525F]

5. Total capital and allowable subordinated liabilities
6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 583,142 [3540]

   B. **Secured demand note deficiency** + [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** + [3600]

   D. **Other deductions and/or charges** + — 583,142

charges

[3610]

7. Other additions and/or credits (List)

[3630A]	+	[3630B]
[3630C]	+	[3630D]
[3630E]	+	[3630F]

8. Net capital before haircuts on securities positions 109,272

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

A. Contractual securities commitments + [3660]

B. Subordinated securities borrowings + [3670]

C. Trading and investment securities:

1. Exempted securities + [3735]

2. Debt securities + [3733]

3. Options + [3730]

4. Other securities + [3734]

D. *Undue Concentration* + [3650]

E. Other (List)

[3736A]	+	[3736B]
[3736C]	+	[3736D]
	+	

[3736E] [3736F]

[3736]

10. Net Capital 109,272

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) 21,716

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) + 5,000

13. Net capital requirement (greater of line 11 or 12) 21,716

14. Excess net capital (line 10 less 13) 87,556

15. Excess net capital at 1000% (line 10 less 10% of line 19) 76,697

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 325,747

17. Add:

A. Drafts for immediate credit +

[3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited +

[3810]

C. Other unrecorded amounts(List)

[3820A] + [3820B]

[3820C] + [3820D]

[3820E] + [3820F]

19.	Total aggregate indebtedness	[3820]	325,747
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	298

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	

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[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [St of Changes]

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The above computation differs from the computation of net capital as of December 31, 2003 which was previously filed by the company on form X-17A-5. Reconciliation is computed in the accompanying schedule (A).

Schedule 1 (A)

HANMI SECURITIES, INC.

Reconciliation of Supplementary Schedule 1 Computation
Under Rule 15c3-1 as of December 31, 2003 with
company's Computation as of December 31, 2003

	Net Capital
Balance per Company's computation	$ 123,430
Adjustment to:	
Ownership equity	(75,364)
Non-allowable assets	61,206
Balance per Schedule 1	$ 109,272

HANMI SECURITIES, INC.
Note to Financial Statements
December 31, 2003

(1) ORGANIZATION

Hanmi Securities, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Accounting Policy

Accounting records are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is calculated based on the straight-line method over the estimated useful lives of the related assets as follows:

Office equipment	5 years
Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvement	shorter of 10 years or remaining lease term

Income Taxes

The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates

expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Employee Benefit

The Company has a cafeteria plan that allows qualified employees to choose among various employer-provided benefits, including additional cash compensation. Qualified benefits include group-term life insurance, accident or health insurance, dependent care assistance and contributions under qualified cash or deferred arrangement.

Securities Available for Sale

The Company classifies short-term investments as available-for-sale when it determines that such investments may be sold at a future date or if there are foreseeable circumstances under which the Company would sell such investments before the maturity date. Investments designated as available-for-sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income until realized. Accretion of discounts and amortization of premiums are recognized on the interest method and are included in interest income on securities available for sale. Gains and losses realized upon sale, or determination or impairment of value deemed other than temporary, of securities available-for-sales are recorded in income using the specific-identification method.

All short-term investments were sold and there were no accretion of discounts and amortization of premiums during 2003.

(3) RECEIVABLE FROM OFFICER

At December 31, 2003, there is a balance due from the Company's officer in the amount of $408,186. The balance includes the loans to the officer and the incurred interest charge for loans and is included in the receivables from non-customers balance at December 31, 2003. Interest charge is calculated based on the outstanding loan amount, the outstanding days of loan receivable and its annual fixed interest rate of 8%.

(4) OTHER ASSETS

Other assets consist of security deposit and clearing account deposit. Clearing deposit account represents the amount deposited to the broker and dealer. At December 31, 2003, the balance in clearing deposit account is $106,740.

(5) NOTE PAYABLE

The Company obtained a $200,000 revolving line of credit from its bank with interest charged at prime plus 1.5% per annum on February 7, 2002 and subsequently, converted into a term loan on September 15, 2002. Monthly payment of $1,944 includes the interest expense of Prime rate plus 1.25% (currently 5.75%). Remaining balance is payable on November 15, 2004 as a balloon payment.

(6) GOOD FAITH DEPOSIT PAYABLE

The Company has been granted to have no more than 9 day-trading branch offices by NASD. As of December 31, 2003, the Company has one day-trading branch office under independent contractor agreement. To ensure the good faith relationship between the Company and branch offices, independent contractor agrees to deposit $15,000, which is refundable one month after satisfactory termination of the agreement.

(7) INCOME TAX

The components of the income tax provision are as follows:

Current:		
	Federal	$ -
	State	2,100
Deferred:		
	Federal	-
	State	-
		$ 2,100

Deferred taxes reflect the impact of future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. These temporary differences are determined in accordance with SFAS No. 109. Temporary differences and carryforwards, which give rise to a

significant portion of deferred tax assets and liabilities as of December 31, 2003 are as follows:

	Assets
Net operating loss carryforwards	$ 353,000
Total deferred asset	353,000
Valuation allowance	(353,000)
	$ -

The Company has established a valuation allowance against its deferred tax assets in accordance with the provisions of SFAS No. 109. The valuation allowance was provided due to the management's determination that the increased deferred tax assets resulting from the operation losses may not be realized.

(8) NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any security transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealer, Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2003, the Company had a net capital requirement of $21,716, whereas it had a net capital of $109,272.

(9) COMMITMENTS AND CONTINGENCIES

As of December 31, 2003, the Company leases the office spaces under long-term operational lease, which are non-cancelable through April, 2005. The leases contain option to renew and provision for payments by the lessee for property taxes, maintenance and other operation costs.

Minimum future rentals for non-cancelable operational lease are as follow

2004	$ 89,968
2005	31,545
Total	$ 121,513

The Company is subject to various claims that arise in the normal course of business. Currently, the Company is under the arbitration settlement as a defendant for several claims related to the retail stock trades. Management does not believe that the resolution of these claims will have a significant impact in the Company's financial position or results of operation.

(10) GOING CONCERN

As shown in the accompanying financial statements, the Company's accumulated deficit is $1,157,586 as of December 31, 2003 and, as of that date, current liabilities represent 83% of total liabilities. The sales volume also has been decreased for two consecutive years. Those factors, as well as the overall economic condition for the stock trade and its broker dealership, create an uncertainty about the Company's ability to continue as a going concern. Management has developed a plan to increase the level of sales and their profit margin and is searching for investors to provide additional capital.

The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

LEE & PARK CO.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the financial statements of Hanmi Securities, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 26, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.(k)(2)(ii) that we considered relevant to the objectives stated in Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by Rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

3550 Wilshire Boulevard, Suite 738, Los Angeles, California 90010
Telephone 213. 385. 7906   Facsimile 213. 385. 7561

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanmi Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Lee & Park Co.

February 26, 2004